Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

March 30, 2016

Exhibit 99.1

Diebold Wincor Nixdorf
Investor Presentation
March / April 2016

Use of non-GAAP financial information
Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in this presentation.
Diebold’s management uses non-GAAP financial measures including, but not limited to, EBITDA, Adjusted EBITDA, constant currency, non-GAAP product, service and total gross margins and non-GAAP operating profit and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The Company calculates constant currency by translating the prior year results at the current year exchange rate.
These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP financial measures such as Adjusted EBITDA and non-GAAP operating profit and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from Adjusted EBITDA and non-GAAP gross profit can have a material impact on cash flows and earnings per share. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.
We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure in this presentation, and we encourage investors to review carefully those reconciliations.
We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.
THIS IS NOT AN OFFER TO SELL
Diebold
Wincor Nixdorf

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS RELATING TO THE PROPOSED ACQUISITION OF WINCOR NIXDORF
In connection with the proposed acquisition of Wincor Nixdorf, Diebold has made a voluntary public takeover offer (the “tender offer”) for all ordinary shares of Wincor Nixdorf and filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the tender offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the tender offer (the “offer document“). Diebold has published the offer document on February 5, 2016. The acceptance period for the tender offer expired at the end of March 22, 2016 (Central European Time), and a statutory additional acceptance period begins on March 30, 2016, and ends on April 12, 2016, 24:00 hours (Central European Summer Time).
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS RELATING TO THE TENDER OFFER AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE TENDER OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus relating to the tender offer, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus relating to the tender offer and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.
This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the tender offer are disclosed in the offer document, which was published on February 5, 2016, and in related documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus relating to the tender offer, the offer document and all documents in connection with the tender offer because these documents contain important information.
No offering of Diebold shares will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the tender offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
THIS IS NOT AN OFFER TO SELL
Diebold
Wincor Nixdorf

Forward-looking statements
In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the Company’s future operating performance, the Company’s share of new and existing markets, the Company’s short- and long-term revenue and earnings growth rates, and the Company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the Company’s manufacturing capacity.
The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the Company. Although the Company in good faith believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the Company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company believes that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report on From 10-K for the year ended December 31, 2015 and in our registration statement on Form S-4 which became effective on February 5, 2016. The Company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:
• the Company’s ability to successfully consummate the Business Combination, including obtaining and consummating the necessary financing, hedging transactions and satisfying closing conditions;
• the ultimate outcome and results of integrating the operations of the Company and Wincor Nixdorf, the ultimate outcome of the Company’s pricing and operating strategy applied to Wincor Nixdorf ultimate ability to realize synergies; the effects of the Business Combination, including the Company’s future financial condition, operating results, strategy and plans;
• the effects of governmental regulation on the Company’s businesses or potential business combination transactions;
• the ability to obtain regulatory approvals and meet other conditions to the Business Combination on a timely basis;
• the success of the Company’s strategic business alliance with Securitas AB;
• the Company’s ability to extract costs related to its electronic security business from its ongoing operations;
• competitive pressures, including pricing pressures and technological developments;
• changes in the Company’s relationships with customers, suppliers, distributors and/or partners in its business ventures;
• changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in the Company’s operations;
• global economic conditions, including any additional deterioration and disruptions in the financial markets, including bankruptcies, restructurings or consolidations of financial institutions, which could reduce the Company’s customer base and/or adversely affect its customers’ ability to make capital expenditures, as well as adversely impact the availability and cost of credit;
• acceptance of the Company’s product and technology introductions in the marketplace;
• the Company’s ability to maintain effective internal controls;
• changes in the Company’s intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions could negatively impact foreign and domestic taxes;
• unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including, but not limited to, the Company’s Brazil tax dispute;
• variations in consumer demand for FSS technologies, products and services;
• potential security violations to the Company’s information technology systems;
• the investment performance of the Company’s pension plan assets, which could require the Company and to increase its pension contributions, and significant changes in healthcare costs, including those that may result from government action;
• the amount and timing of repurchases of common shares, if any; and
• the Company’s ability to achieve benefits from its cost-reduction initiatives and other strategic changes, including its multi-year realignment plan and other restructuring actions, as well as its business process outsourcing initiative.
THIS IS NOT AN OFFER TO SELL
Diebold
Wincor Nixdorf

Today’s presenters
DIEBOLD
Andy Mattes
President and Chief Executive Officer
Christopher Chapman
Senior Vice President, Chief Financial Officer
Christopher Sikora
Senior Manager, Investor Relations
THIS IS NOT AN OFFER TO SELL
DIEBOLD
WINCOR NIXDORF

Table of contents
1 Transaction overview
2 Strategic rationale
3 Industry overview
4 Diebold and Wincor overview
5 Financial overview
THIS IS NOT AN OFFER TO SELL
DIEBOLD
WINCOR NIXDORF

Transaction overview

Transaction overview
• Diebold, Inc. (NYSE: DBD; “Diebold”) and Wincor Nixdorf AG (FWB: WIN; “Wincor”) announced on November 23, 2015 that the companies entered into a business combination agreement that valued Wincor at approximately $1.8 billion (as of November 23, 2015), including net debt
o Under the terms of the agreement, Diebold has made a voluntary public takeover offer to Wincor shareholders at an offer price of €38.98 in cash and 0.434 Diebold common shares1 per Wincor share
• The complementary elements of the business combination are expected to create a global market leader in self-service solutions for financial institutions and retailers
• Transaction expected to yield approximately $160 million of annual cost synergies, representing ~3% of combined total costs, by the end of the third full year following completion of the transaction
• Company expects to fund the transaction (including the estimated transaction fees and expenses, refinance debt, and provide for liquidity) with cash proceeds from sale of the North American Electronic Security (“NAES”) business (completed on February 1, 2016), Diebold shares and a combination of $2.8 billion of permanent financing
o Pro forma for the transaction, net leverage excluding synergies is anticipated to increase to ~4x3 at close and return to below ~3x by the end of year 3
• The transaction is currently targeted to close in the summer of 2016, after the completion of the voluntary public takeover offer for all issued and outstanding shares of Wincor (at the expiration of the acceptance period on March 22, 2016, the minimum tender offer threshold requirement of 67.6% of all Wincor shares was reached)
o The combination is subject to customary closing conditions, including anti-trust approvals
Note: EUR / USD = 1.1195 ECB reference rate
1) Based on the volume-weighted average share price of Diebold shares over the last five trading days prior to October 17, 2015, the day on which the companies confirmed entry into a non-binding term sheet for a proposed business combination, the total offer consideration represented a value of €52.50 per Wincor share, and €54.21 based on Diebold closing per share price at November 20, 2015.
2) Non-GAAP operating margin is the percentage of GAAP operating profit margin adjusted for restructuring and non-routine items.
3) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash and cash equivalents divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months, and includes the impact of the divested NAES business.
THIS IS NOT AN OFFER TO SELL
DIEBOLD
WINCOR NIXDORF

Illustrative sources & uses

Sources and uses ($ million)			
Sources		**Uses**	
Cash proceeds from asset sale[1]	$291.0	Wincor purchase price (basic shares outstanding)[2]	$1,650.7
$520.0 million Senior Secured Revolver due 2020	0.0	Refinance existing Wincor debt (as of 12/31/15)	150.9
Senior Secured Term Loan A due 2020	230.0	Refinance existing Diebold debt (as of 12/31/15)[3]	633.0
Senior Secured Delayed Draw Term Loan A due 2020	250.0	Excess cash to balance sheet[4]	331.4
New USD Senior Secured Term Loan B due 2023	1,100.0	Hedging cost and other settlements	33.2
New EUR Senior Secured Term Loan B due 2023[5]	223.9	Estimated fees and expenses	145.3
New Senior Unsecured Notes	500.0		
New Equity issued to Wincor[6]	349.6		
Total Sources	**$2,944.5**	**Total Uses**	**$2,944.5**

Note: EUR / USD = 1.1195; ECB rate as of 3/23/16
1) Cash proceeds from sale of NAES business received on February 1, 2016
2) Assumes 100% of Wincor Nixdorf ordinary shares are tendered; excludes Wincor Nixdorf options dilution of $23.0 million, which are assumed eligible for cash settlement
3) Excludes India and other debt which is not refinanced
4) Amount prefunded to provide additional liquidity
5) Represents €200.0 Term Loan B
6) Equity issued calculated as Diebold closing price of $27.02 as of 3/23/16 times 29.8 million Wincor Nixdorf ordinary shares outstanding times exchange ratio of 0.434x

9

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Illustrative pro forma capitalization

Pro forma capitalization ($ mm)	PF 12/31/15	% of Total Capitalization	xPF LTM EBITDA (w/ synergies)
Cash and Cash Equivalents[1]	$687.4		
$520mm Revolver due 2020	$0.0	0.0%	0.0x
Term Loan A due 2020	480.0	10.8%	0.9x
New USD Term Loan B due 2023	1,100.0	24.9%	2.0x
New EUR Term Loan B due 2023	223.9	5.1%	0.4x
Total Senior Secured Debt	**$1,803.9**	**40.8%**	**3.2x**
Net Senior Secured Debt	**$1,116.5**	**25.2%**	**2.0x**
New Senior Unsecured Notes	500.0	11.3%	0.9x
Total Debt	**$2,303.9**	**52.1%**	**4.1x**
Total Net Debt	**$1,616.5**	**36.5%**	**2.9x**
Diebold Market Value of Equity[2]	1,772.5	40.0%	
New Equity issued to Wincor[3]	349.6	7.9%	
Total Capitalization	**$4,426.1**	**100.0%**	
Adjusted EBITDA[4]			400.7
Run-rate Synergies[5]			160.0
LTM 12/31/15 PF EBITDA			**$560.7**

Note: EUR / USD = 1.1195; ECB rate as of 3/23/16
1) Incudes Diebold's Cash and Cash Equivalents of $313.6 million and Wincor Cash and Cash Equivalents of $42.4 million as of 9/30/15 and additional liquidity to balance sheet of $331.4 million. Includes the proceeds from the sale of Diebold's NAES business received on February 1, 2016, which are held in escrow and will be released at the closing of the acquisition as a source of funding.
2) Market value as of 3/23/16
3) Equity issued calculated as Diebold closing price of $27.02 as of 3/3/16 times 29.8 million Wincor Nixdorf ordinary shares outstanding times exchange ratio of 0.434x
4) Per adjusted EBITDA reconciliation on page 41
5) Represents run-rate cost synergies; first year cost synergies expected to be $53.0 million

10

DIEBOLD WINCOR NIXDORF

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Transaction timetable
March 2016 April 2016
S M T W T F S S M T W T F S
1 2 3 4 5 1 2
6 7 8 9 10 11 12 3 4 5 6 7 8 9
13 14 15 16 17 18 19 10 11 12 13 14 15 16
20 21 22 23 24 25 26 17 18 19 20 21 22 23
27 28 29 30 31 24 25 26 27 28 29 30
= Key Date
Date Event
March 30th Launch Senior Unsecured Notes
March 31st Commitments due on EUR and USD TLB facilities
Price Senior Unsecured Notes
April 5th Allocate TLB facilities
April 20th Notes fund (T+10)
Summer 2016 Closing targeted to occur upon last regulatory approval
THIS IS NOT AN OFFER TO SELL
11 DIEBOLD
WINCOR NIXDORF

Strategic rationale

Overview of combination
DIEBOLD +
WINCOR NIXDORF
Innovative service solutions spanning the complete value chain
Combines leading innovators to deliver fully integrated software and self-service technology
Highly complementary geographic presence and customer base
Strongly positioned to pursue $60 billion market including in growth areas of branch automation, omnichannel and mobile
Experienced management team to lead ~$5.2 billion1 global company and deliver $160 million of cost synergies by the end of year 3
“Diebold Nixdorf”
Revenue1
~$5.2 billion
Geographic mix1,2
EMEA
44%
Americas 37%
Asia
Pacific
19%
Closely mirrors the total addressable market distribution
Product mix1
Targeting ~65% mix for services & software
Note 1) Based on trailing 12 months revenue for Diebold and Wincor Nixdorf through December 31, 2015. Diebold revenue excludes contribution of NAES business which Diebold divested on February 1, 2016. Wincor Nixdorf financials have been converted from Euros to US$ using an ECB reference exchange rate of 1.1487 Euros/US$.
2) Wincor Nixdorf’s regional revenue split has been adjusted to align more closely with Diebold’s regional definitions.
THIS IS NOT AN OFFER TO SELL
13 DIEBOLD
WINCOR NIXDORF

Combined company is creating a runway for growth

WINCOR NIXDORF + DIEBOLD

Strength in services

- ~$3 billion of services & software revenue[1]
- Enhanced services portfolio spanning more markets

Omnichannel software innovation

- Packaged & custom offerings backed by strong professional services organization
- Phoenix multi-vendor software capabilities

Innovation accelerates through significant scale

- More resources for innovative R&D
- Combined installed base of nearly 1 million ATMs worldwide[2]

Global footprint

- Diebold's position in North America combined with Wincor Nixdorf's position in Europe
- Better aligned with addressable market

Opportunity for stronger returns on capital

- Scale benefits
- Expecting $160 million of annual cost synergies by end of year 3
- Broader addressable market of $60 billion

Note: 1) Pro forma for combined company for the twelve months ending Dec 31, 2015
2) According to the 2014 Retail Banking Research Report

14

DIEBOLD WINCOR NIXDORF

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Combined company will be better positioned to provide full spectrum of addressable market opportunities

$60 billion addressable market opportunity for Diebold Nixdorf

Branch Transformation (~$30 billion TAM)[1]

Market	Size ($bn)
Self-service value-added services	$12
Branch Transformation	4
HW & SW, Break-fix Services	7
Cash-in Transit, Behind the Counter	7
Total	**$30**

Players: NCR, G4S, Nautilus Hyosung, Loomis, Glory, Brinks, Cummins Allison

Payment (~$15 billion TAM)[1]

Market	Size ($bn)
Aevi	$10
Omnichannel	5
Total	**$15**

Players: NCR, Samsung, IBM, SAP, Alibaba Group, fiserv., jack henry & Associates Inc., PayPal, Infosys, Apple

Retail Automation (~$15 billion TAM)[1]

Market	Size ($bn)
HW & SW Peripherals	$8
HW & SW Maintenance	6
Back-end Cash Management	2
Total	**$16**

Players: NCR, micros, Fujitsu, FEC, Glory, Toshiba Leading Innovation, hp, Cummins Allison

Growth opportunities are primarily in developed countries

Source: 2015 data provided by Retail Banking Research, Bain, IHL Data and Diebold internal analysis.
Note: 1) Total addressable market.

15

Diebold | Wincor Nixdorf

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Industry overview

Physical currency is an integral and growing enabler of global commerce
Consumers use cash in 85% of all transactions
100%
75%
50%
25%
0%
15%
85%
Volume
Cash
All Other
Cash will continue to grow through 2020 at 3% CAGR
Younger generation has higher cash preference
Age (years)
18 - 24 40%
25 - 34 31%
35 - 44 31%
45 - 54 32%
55 - 64 25%
65 & Older 25%
0% 25% 50%
Notes in circulation has increased significantly
Billions CAGR
Euro 9 19 ~8%
US Dollar 24 38 ~4%
2003 2015
Over half the global population is without a bank account, yet three-quarters have a mobile phone
Unbanked 56% 17% 64%
Banked 44% 83% 36%
Global High Income Countries Developing Countries
Source: Federal Reserve of San Francisco Study, “Cash Continues to Play a Key Role in Consumer Spending”, April 2014; MasterCard Advisors; The World Bank; The Mercator Group
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DIEBOLD
WINCOR NIXDORF

ATMs bridge the physical and digital worlds of cash
Projected growth in global ATM installed base and volume of cash withdrawals
Global Installed Base Forecast and Total Volume of Cash Withdrawals
Installed Base – Bank and Non-Bank ATMs
5,000,000 7-Year CAGR global installed base up 5.5% 160
4,500,000
4,000,000 140 Projected 7-Year CAGR
3,500,000 Global installed base up 5.5%
3,000,000 120
2,500,000 - Developed markets up ~1%
Total Volume of Cash Withdrawals (billions) - Emerging markets up ~7%
2,000,000 100
1,500,000 Volume of cash withdrawals up 5.8%
1,000,000 80
500,000
0 60
2013 2014 2015F 2016F 2017F 2018F 2019F 2020F
Installed Based - Developed Installed Based - Emerging Volume of Global Cash Withdrawals
Source: Retail Banking Research 2015 report – Global ATM Market and Forecasts to 2020
Note: Developed markets include North America and Western Europe, emerging markets include Latin America, Middle East, Africa, Central Europe, Eastern Europe and Asia Pacific
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DIEBOLD
WINCOR NIXDORF

Three main phases characterize the transformation in the way people connect with their money


Firefly
CINEO C4090

1 Money Access Automation

Next 3-5 years

- Shift **led by financial and retail industries** as labor costs increase

Complete portfolio – HW, SW and Services



2 Mobile Payments

Next 5-10 years

- **Dominant** mobile payment platforms and players **emerge**

Portfolio components – not complete; e.g. Aevi, GAS



3 Transformative Change – Cash 2.0

Next 10+ years

- **Pronounced shift** from physical cash to digital currency
- Broad adoption of **alternative exchange media**, including crypto currencies like Bitcoin

Portfolio TBD; no components in current combined portfolio

Complementary trends in Banking and Retail

Extend across payments value chain	Focus on NextGen fraud and security	Better positioned for replacement cycle

19

DIEBOLD WINCOR NIXDORF

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Market transformation will lead to a more complex competitive landscape
From current structure to highly competitive market place
1 AP headquartered ATM competitors becoming more competitive
50% of global HW TAM sits in AP
China market to go nationalistic / AP players expanding into Europe
Increase in recycling technology
2 Value Chain Convergence
IAD-owned
16%
ATM
Bank-owned
84%
Independent ATM deployment (IAD) on the rise
Cash-in-transit (CIT) carriers moving into ATM maintenance service
Large outsourcer aggressively moving in
3 Branch Transformation / Automation drives Market Convergence
Bank multi - channel
Teller Channel
Self-Service
Mobile
Online
Competition from Teller Channel
Vendor
… and Impact of Transformation in Payment Industry
Apple Pay
PayPal to acquire mobile wallet provider
Paydiant
Digital currencies
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Diebold
Wincor Nixdorf
Source: RBR 2014 Data.

Branch automation rationale – as presented by a top U.S. bank
% of ATM enabled
consumer transactions
90%
50%
Current +2016
Transaction migration to ATMs and remote capture
Consumer Banking household
transactions by channel in 2014
100% 75% 50% 25% 0%
1%
10% 10%
37%
48%
90%
62%
42%
2007 2010 2014
Teller ATM Remote Capture
Annual teller transactions (mm)1
~(100)
2012 2015
Transactional Staff (K)2
~(12)
2012 2015
Cost per deposit by channel
$ 0.75
$ 0.50
$ 0.25
$ 0.00
$0.65
$0.08
$0.03
Teller
ATM
Remote Capture
(mobile & online)
Began rolling out next generation ATMs and new software to enhance functionality
1 Increasing ATM capacity in high volume branches
2 Increasing withdrawal limits
3 Higher funds availability through integration of cash recyclers
% of Consumer Banking customers using each channel 4Q15
79%
Mobile
38%
53%
Online
47%
80%
ATM
63%
56%
Branch
68%
Millenials (18-35)
Non-Millennials (36+)
Source: JPMorgan Chase & Co. Corporate Investor Days on February 24, 2015 and February 23, 2016, internal corporate assumptions
1) Teller transactions include all open households that transact in the branch for that respective year; 2) Transactional staff includes tellers, sales and service associates and assistant branch managers
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DIEBOLD WINCOR NIXDORF

Diebold and Wincor overview

DIEBOLD - Who We Are
Overview
Leading provider of self-service solutions to financial, commercial and other markets
Founded in 1859; headquartered in North Canton, Ohio
~15,000 employees in more than 90 countries
Revenue of $2.4 billion and non-GAAP operating profit1 of $135 million during 2015
Market capitalization of ~$1.8 billion2
Meaningful business relationships with each of the top 10 banks in US
Highly experienced management team with successful track record of operational and financial performance
Services-led
Nearly 60% of revenue from software & services
>80% attach rate and 95% renewal rate
~100K ATMs under service contract in North America
with ~30% consisting of managed services
~8,500 service professionals
Software-enabled
Phoenix is a leader in multi-vendor software
Supported by innovative hardware
Greater capacity and reliability from new family of self-service solutions
Cardless self-service solutions
Automating the way people connect with their money
Note:
1) GAAP operating profit of $59 million adjusted for restructuring, software impairment, Venezuela divestiture, legal, indemnification and professional fees, acquisition / divestiture fees, Brazil indirect tax and other non-routine income / expenses of $76 million.
2) As of March 23, 2016
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DIEBOLD WINCOR NIXDORF

Diebold 2.0 Transformation – Walk Phase Objectives

Transitioned to the Walk phase in 2015

2014 | 2015 | 2016 | 2017+

CRAWL

WALK

RUN

Pillars	Objectives – Walk Phase
COST CASH TALENT GROWTH	1. Greater emphasis on improving revenue mix and top line growth in services and software 2. Grow managed, multi-vendor and professional services 3. Grow software business through Phoenix 4. Increase IP, invest in R&D and services and collaborate with customers 5. Shape business portfolio – Pending Wincor Nixdorf combination – China joint venture with Inspur – North America electronic security divestiture

24

DIEBOLD WINCOR NIXDORF

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Diebold – Financial Self-Service overview

Revenue ($ millions)

In constant currency, revenue ***increased by*** *$72.7 million, or 3.3%, in 2015 compared to 2014*



$2,138
$2,312
$2,166
$2,197
$2,109
2011A
2012A
2013A
2014A
2015A

Growth:	4.5%	8.2%	n/a	1.4%	(4.0)%

Source: Company filings and presentations

Note: FY 2013-2015 exclude revenue from NAES business

Key products

Self-service terminals
- Diebold-series-terminals
- Activ Modules
- Cash Despensers
- Cash recyclers
- Deposit automation
- In-branch technology
- Self-service security

Assisted transaction solutions
- Teller cash automation
- Remote teller system
- Drive up solutions

Key software

Vista
- Self-service ATM software for multi vendor
- Provides rapid web services and channel integration

Commander
- Provides open framework to deliver personalization, and to manage content and change in your self-service network

Xpression
- Provides transformation solutions
- Also provides enterprise integration to migrate routine teller transactions

Geographic locations



Offices

25

DIEBOLD WINCOR NIXDORF

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Leading global service capabilities
Signed services deals with more than $350 million in total contract value during 2015
Strong Foundation
Cover entire service value chain
Consult Design Build Run
1 With ~8,500 service professionals Diebold has a global service organization
2 IT investments in field service apps and infrastructure as part of Diebold 2.0
3 >80% service attach rate with ~95% renewal rate
4 Line of sight on ~2/3 of revenue at start of fiscal year
5 More than ~13,000 competitive units under service contract in North America
Opportunities
Value Added Services
Managed services and outsourcing Professional services around branch automation Multi-vendor service
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DIEBOLD
WINCOR NIXDORF

Services-led, software-enabled, supported by innovative hardware
Transformation initiatives improving mix of revenue and higher gross margins
100% 50%
Services & Software
56 57 58 59 65
Product1 44 43 42 41 35
2012 2013 2014 2015 Mid-term
Total Diebold Non-GAAP Margin Performance2 Mid-term
Service Gross Margin 27.0% 28.1% 32.1% 33.3% ~35%
Product Gross Margin 23.1% 18.6% 20.2% 18.7% ~20%
Total Gross Margin 25.1% 23.8% 26.4% 27.1%
Note: Revenue mix excludes North America electronic security business
1 Excludes Brazil other from hardware revenue
2 Non-GAAP gross margin is the percentage of GAAP gross margin adjusted for restructuring and non-routine items.
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DIEBOLD
WINCOR NIXDORF

Managed services – Outsourcing
Largest Bank ATM fleet in North America
Diebold Managed ATMs
Largest Bank ATM Networks
5,000+ US Bank
8,600+ PNC
12,500+
Wells Fargo
15,500+
Bank of America
16,000+
JP Morgan Chase
28,000+ Diebold
TD
fsg BANK
AMERICA FIRST CREDIT UNION
Source: 2015 RBR report and Diebold internal estimates.
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DIEBOLD
WINCOR NIXDORF

Diebold – Total Security overview
Revenue ($ millions)
In constant currency, revenue decreased by $13.5 million, or 4.3%, in 2015 compared to 2014
$606 $624 $344 $312 $293
2011A Growth: (3.9)%
2012A 3.0%
2013A n/a
2014A (9.3)%
2015A (6.3)%
Source: Company filings and presentations
Note: FY 2013-2015 exclude revenue from NAES business
Key solutions
Barrier solutions
Monitoring solutions
Geographic locations
Safes
Vault systems
After hours depositories
Lock systems
Secure vestibule
Teller stations
Manages accessibility to facilities, rooms and assets
Provides intrusion monitoring services
Provides installation and monitoring of fire detection system
Provides video solutions to capture activities
Provides customized integrated services for security program
Offices
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DIEBOLD
WINCOR NIXDORF

Wincor Nixdorf overview
Corporate profile
Leading IT solutions provider for banks and retailers
Headquartered in Paderborn, Germany
~9,500 employees located in 130 countries
Revenue of €2.4 billion in FY2015 (€2.5b in LTM 12/31/15)
Main production sites in Germany and China
Advanced technology and software capabilities
Blue chip client base including:
25 out of the top 25 banks in Europe
24 out of the top 25 retailers in Europe
Exciting growth opportunities for cashless payments business (Aevi)
Delivering automation and omnichannel solutions to customers
Banking
Hardware Software Professional Services Services
Automatia
BANQUE POPULAIRE
HSH NORDBANK
BAWAG PSK
CREDIT AGRICOLE
Santander
finanz informatik
Clientis Zurcher Regionalbank
COMMERZBANK
Banco de Venezuela
CSOB
BARCLAYS
HALKBANK
KUVEYTTURK
URAL BANK
for Reconstruction and Development
Retail
Hardware Software Professional Services Services
IKEA
U
s.Oliver
tegut…
gute Lebensmittel
EROSKI
POCO Domane
Shell
TESCO
Dansk
Supermarked
LEROY MERLIN
DIEBOLD WINCOR NIXDORF
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Wincor – Banking overview

Business overview

- Provides banks with a range of automated and self-service systems, such as automated teller machines (ATMs)
- Also provides multi-channel Software for Banks
- Key products & solutions include:
  - Automation and migration to self-service
  - Protecting retail banks against cyber attack
  - Also offers an open and flexible software architecture providing multichannel support and the option to restructure sales and service processes

Key customers

air/bank, Automatia, Caisse d'Epargne, HALKBANK, ICBC, COMMERZBANK, Banque Populaire, ČSOB, Banco de Venezuela, Finanz Informatik, Kreissparkasse Köln, Ural Bank, BAWAG PSK, HSH Nordbank, Clientis Zürcher Regionalbank, Kuveyt Türk

Revenue (€ millions)



CAGR 2011A–2015A: 0.9%
€1,527
€1,524
€1,614
€1,566
€1,582
€1,597
2011A
2012A
2013A
2014A
2015A
LTM 12/31/15

Growth:	2.0%	(0.2)%	5.9%	(3.0)%	1.0%	n/a

Source: Wincor materials
Note: FYE 9/30

Key products



Cash dispenser
Full function ATM
Deposit system
Automated teller safes
Terminals
Banking peripherals
Security components
Cash recycling systems

Key software

- **Channel delivery**: Enable customers to reduce their costs and to improve the efficiency by automating their distribution channels
- **Management & optimization**: Provides cash management and monitoring solutions
- **Security**: Enables the control of ATMs and prevent payment fraud
- **Banking business enabling**: Enables banks to automate cash transactions in branches

Key services

- **Global deployment**: Provides installations of systems and modernizations of bank branches
- **ATM management**: Provides monitoring of systems, maintenance services and handling of operating activities in branches
- **Cash cycle management**: Provides minimization of money supply in circulation and projection of optimal intervals of cash supply
- **Transformational outsourcing**: Supports IT infrastructure outsourcing

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Wincor – Retail overview

Business overview

- Offers retail stores Electronic Point of Sale (POS) systems, automated self-checkout systems, cash management solutions and automated reverse vending machines for the return of bottles and containers
- Services are designed to enable retailers to structure and control globally standardized processes
- Offers services including:
  - Checkout processes
  - Reverse vending
  - Software architecture

Key customers

Dansk Supermarked, EROSKI, TESCO, IKEA, LEROY MERLIN, POCO Domäne, Shell, s.Oliver, tegut..., LEDER UND SCHUH, MÖBEL MARTIN, U

Revenue (€ millions)



CAGR 2011A–2015A: 1.3%
€801
€819
€851
€903
€845
€917
2011A
2012A
2013A
2014A
2015A
LTM 12/31/15

Growth:	**8.0%**	**2.2%**	**3.9%**	**6.1%**	**(6.4)%**	**n/a**

Source: Wincor materials
Note: FYE 9/30

Key products



Self checkout solutions
POS systems
Peripherals
Pay tower solutions
Cash cycle management
Interactive kiosk solutions
Reverse vending systems
Electronic shelf labelling

Key software

- **Retail store solutions**: Provides solutions at POS systems and self checkout systems
- **Retail cash management**: Provides automation for safeguarding of cash, the cash recycling systems and the planning of money transports
- **Enterprise solutions**: Manages whole store network between headquarters & branches
- **Reverse-vending solutions**: Provides monitoring of machines and integration of reverse vending solutions in POS-systems

Key services

- **Global deployment**: Provides installations of POS systems
- **Availability services**: Provides maintenance services
- **Store lifecycle management**: Provides solutions to support retailers' day-to-day operational IT activities and optimize their IT processes
- **Cash cycle management**: Provides services to optimize cash handling

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Financial overview

Summary of key credit highlights
1 Forms a leading provider of self-service solutions with balanced geographic footprint
2 Comprehensive product and service offerings create platform to drive organic growth
3 Large global ATM installed base provides services and software opportunity
4 Well-positioned to capitalize on dynamic industry conditions
5 Significant deleveraging driven by execution of the synergy plan
6 Experienced management team comprised of top Diebold and Wincor personnel
DIEBOLD WINCOR NIXDORF
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Diebold historical pro forma operating metrics
Sales1 ($mm) FYE 12/31
$2,836 $2,992 $2,583 $2,735 $2,419
2011 2012 2013 2014 2015
Growth: 0.4% 5.5% n/a 5.9% (11.5)%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business
Adjusted EBITDA1 ($mm)
FYE 12/31 $324 $300 $233 $295 $229
2011 2012 2013 2014 2015
Margin: 11.4% 10.0% 9.0% 10.8% 9.5%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business; Adjusted EBITDA reconciliations can be found on page 41 of this presentation
Adjusted EBITDA minus Capex1 ($mm)
FYE 12/31 $269 $250 $199 $235 $177
2011 2012 2013 2014 2015
% Rev.: 9.5% 8.4% 7.7% 8.6% 7.3%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business
Capex1 ($mm)
FYE 12/31 $55 $50 $34 $60 $52
2011 2012 2013 2014 2015
% Rev.: 1.9% 1.7% 1.3% 2.2% 2. 2%
1 FY 2011-2012 financials are not restated and include NAES business; FY 2013-2015 financials are restated and exclude revenue from NAES business
Source: Company filings, investor presentations, company estimates
DIEBOLD WINCOR NIXDORF
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Diebold cost structure improvements – cost reduction target of $200 million through 2017
Cost Savings Program
Cost Savings $200 million
Investments ($100 million)
Net Savings $100 million
Net Savings1 Progression – 50% of Total Cost Savings ($ millions)
2013 2014 2015 2016 2017
Total: $100
$30 $25 $20 $15 $10
Note: 1) Realized $75 million in net savings as of 12/31/15
DIEBOLD WINCOR NIXDORF
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Wincor historical operating metrics
Revenues (€mm)
FYE 9/30
€2,328 €2,343 €2,465 €2,469 €2,427 €2,514
2011 2012 2013 2014 2015 LTM 12/31/15
Growth: 4.0% 0.6% 5.2% 0.2% -1.7% n/a
Note: LTM 12/31/15 revenue calculated as FY2015 revenue of €2,427mm plus Q1 2016 revenue of €727mm minus Q1 2015 revenue of €640mm
Adjusted EBITDA minus Capex (€mm)
FYE 9/30
€185 €171 €176 €153 €122 €151
2011 2012 2013 2014 2015 LTM 12/31/15
% Rev.: 7.9% 7.3% 7.1% 6.2% 5.0% 6.0%
Source: Wincor filings
Note: Wincor capex only includes cash payments made for investment in property, plant and equipment
Adjusted EBITDA1 (€mm)
FYE 9/30
€228 €217 €215 €201 €161 €190
2011 2012 2013 2014 2015 LTM 12/31/15
Adj. Margin: 9.8% 9.3% 8.7% 8.1% 6.6% 7.5%
1 Defined as EBITDA per filing plus restructuring charges and share-based compensation Note: 2014 adjusted EBITDA excludes net income from sale of building in Singapore; LTM 12/31/15 EBITDA calculated as FY2015 EBITDA of €161mm plus Q1 2016 EBITDA of €79mm minus Q1 2015 EBITDA of €50mm; EBITDA reconciliations can be found on page 42 of this presentation
Capex (€mm)
FYE 9/30
€43 €46 €48 €39 €39 €39
2011 2012 2013 2014 2015
LTM 12/31/15
% Rev.: 1.9% 2.0% 1.6% 1.9% 1.6% 1 .6%
Note: Wincor capex only includes cash payments made for investment in property, plant and equipment; LTM 12/31/15 capex calculated as FY2015 capex of €56mm plus Q1 2016 capex of €9mm minus Q1 2015 capex of €9mm
DIEBOLD WINCOR NIXDORF
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Attractive pro forma financial model
Revenue, Synergies & Operating Margins
Revenue cross-sell / up-sell opportunities
Expect to improve revenue mix of services & software
~$160 million of annual cost synergies by end of year 3
Additional benefits expected from current cost savings programs underway at both companies
Capital Allocation Priorities
Strong financial performance will support deleveraging from 4x net debt/EBITDA1,2 at closing to consistently below 3x net debt/EBITDA2 by end of year 3
Following the transaction close, combined company intends to pay a dividend of approximately 1/3 of Diebold’s current annual cash dividend per share, subject to market and other conditions
Reinvest in innovative software and solutions
Note: 1) Net debt/EBITDA is defined as long-term debt plus short-term debt minus cash, cash equivalents and short-term investments, divided by earnings before interest, taxes, depreciation and amortization adjusted for restructuring and other non-recurring items for the trailing 12 months. This ratio takes into account the divestiture of Diebold’s NAES business.
3) EBITDA does not include anticipated synergies.
DIEBOLD WINCOR NIXDORF
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Making progress on integration planning
A Synergies
Developing action plans to accelerate the realization of combination benefit initiatives after close
Accountability for cost synergies will be assigned immediately following the close
B Leadership
Leadership structure outlined in the business combination agreement
Future business model defined
by Line of Business
by Region
C Restructuring
Wincor Nixdorf increased its savings targets from the company’s previously-announced 7-point restructuring plan
Diebold reaffirmed its net savings plan for the Diebold 2.0 transformation
100%
Prior Current
0% Close Year 1 Year 2 Year 3
CEO Andy Mattes
CFO Chris Chapman
President Eckard Heidloff
Chief Integration Officer
Jürgen
Wunram
3 LOB Leaders General Counsel
Creating the premier self-service company for financial & retail markets
DIEBOLD WINCOR NIXDORF
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Detailed cost synergy plans

Combination benefit initiatives

	Combination benefit initiatives
Revenue	• Increase sale of services • Cross sell software
COGS (~$90 million)	• Direct materials - scale • Streamlined solutions • Higher direct service utilization • Rationalize coverage overlap
Opex (~$70 million)	• Integrate corporate & regional resources • Rationalize operational functions • Back-office harmonization

Cost Synergy Break-down

Product Component	Purchasing	• Consolidate spend base and renegotiate contracts • Standardize components across product lines (e.g., deposit automation, processors)	~40%
	R&D and product management	• Optimize resources across solution sets • Consolidate components and/or products	
	Plant consolidation	• Consolidate assembly within major hubs • Leverage new China Joint Venture with Inspur Group	
Coverage	COGS (service cost)	• Rationalize service delivery at country level to achieve better density and efficiencies	~30%
Shared services	SG&A	• Rationalize overlapping regional sales management • Frontline salesforce/sales admin maintained • Regional and corporate SG&A synergies	~30%

~$160 million of annual cost synergies by end of year 3

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Diebold Adjusted EBITDA reconciliation

Adjusted EBITDA reconciliation

($mm)	2011	2012	2013	2014	2015	PF 12/31/15
Income (loss) from continuing operations before taxes	$158.9	$110.9	($141.8)	$154.7	$45.8	($177.5)
Interest expense	34.5	30.3	29.2	31.4	32.5	144.2
Depreciation and amortization expense	79.9	78.6	82.4	73.4	64.0	201.4
Less: Income attributable to noncontrolling interests, net of tax	(7.3)	(5.9)	(5.1)	(2.6)	(1.7)	(3.2)
EBITDA	$266.0	$213.9	($35.3)	$256.9	$140.6	$164.9
Stock based compensation	$14.3	$13.8	$15.4	$21.5	$12.4	18.3
Gain on sale of assets, net	(1.9)	(1.2)	(2.4)	(12.9)	(0.6)	(0.6)
Restructuring expenses	26.2	15.2	53.2	11.6	21.2	113.1
Impairment of assets	3.0	15.8	72.0	2.1	18.9	18.9
Venezuela devaluation	--	--	1.6	12.1	7.5	7.5
Legal, indemnification and professional fees	16.5	16.8	5.1	9.2	14.7	14.7
Acquisition / divesiture fees	--	--	--	--	21.1	21.1
Acquisition related hedging	--	--	--	--	(7.0)	(7.0)
Purchase accounting adjustments	--	--	--	--	--	49.2
Brazil indirect tax	--	--	0.8	(5.8)	0.2	0.2
Legal settlements	--	--	45.2	--	--	--
Executive severance	--	--	9.3	--	--	--
Pension	--	21.9	67.6	--	--	--
Other	--	3.4	--	--	0.4	0.4
Adjusted EBITDA	$324.0	$299.6	$232.5	$294.7	$229.4	$400.7
Cost synergies[1]						53.0
Pro Forma Adjusted EBITDA						$453.7

Source: Company filings
Note: 2011 and 2012 financials are based on historical filings and include result of North America electronic security business; 2013 – 2015 financials are based on 2015 10-K, which has been restated to exclude North America electronic security business; Diebold's fiscal year ends on 12/31
1) Represents first year cost synergies; full run-rate cost synergies of $160.0 million expected to be achieved by the end of third year following the completion of the acquisition

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Wincor Adjusted EBITDA reconciliation
Adjusted EBITDA reconciliation
(€mm) 2011 2012 2013 2014 2015 Q1 2015 Q1 2016 LTM 12/31/2015
Net profit on operating activities € 162.4 €101.1 €131.5 €155.0 €21.9 €36.6 €53.9 €39.2
Amortization/depreciation of property rights, licenses and property, plant and equipment 54.2 65.0 53.1 54.4 51.8 11.4 12.8 53.2
Write-down of reworkable service parts 8.7 7.8 6.5 6.6 2.4 0.8 2.0 3.5
EBITDA € 225.3 € 173.8 € 191.1 € 215.9 € 76.1 € 48.9 € 68.7 € 95.9
Stock-based compensation 2.7 3.6 4.1 4.9 5.1 1.1 (2.0) 2.0
Sale of building in Singapore -- -- -- (20.0) -- -- -- --
Restructuring expenses 0.0 40.0 20.0 0.0 80.0 0.0 12.0 92.0
Adjusted EBITDA € 227.9 € 217.4 € 215.2 € 200.8 € 161.1 € 50.0 € 78.7 € 189.8
Source: Wincor Nixdorf annual report
Note: Wincor Nixdorf fiscal year ends on 9/30
DIEBOLD WINCOR NIXDORF
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Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	We’ve achieved a critical step toward creating a leading self-service company:
http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/715162936637939712]

Tweet 2:	A milestone achieved: http://dbdinc.co/1HhohL6 Important info:
http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/715209503961034753]

Tweet 3:	Press release: News on the proposed business combination
http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/715242220073267200]

Tweet 4:	Announcement: We have successfully completed the initial share tender period:
http://dbdinc.co/1HhohL6 Info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Tweet 5:	Our historic transformation takes the next step:
http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Tweet 6:	Latest news on combination with Wincor Nixdorf:
http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Exhibit 99.3

Diebold – Social Media Communications, LinkedIn

The following communication was made available by a post on LinkedIn:

Diebold is poised to enter the next phase of our transformation with the successful completion of the initial share tender period for Diebold’s takeover offer for shares of Wincor Nixdorf. http://dbdinc.co/1HhohL6 Important info: http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6120916045613015040]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time) and a statutory additional acceptance period has begun on March 30, 2016, and will end on April 12, 2016, 24:00 hours (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.